UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*




                             DRS TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    252456405
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 15, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 252456405
--------------------------------------------------------------------------------

(1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Palisade Capital Management, L.L.C., Tax ID#: 22-3330049
--------------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                          (b)
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  New Jersey
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each      (5) Sole Voting
      Reporting Person With                            Power:          1,025,251
                                                 (6) Shared Voting
                                                       Power:             --
                                                 (7) Sole Dispositive
                                                       Power:          1,025,251
                                                 (8) Shared Dispositive
                                                       Power:             --
--------------------------------------------------------------------------------

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,025,251 (includes 71,751 shares issuable to the reporting person upon conversion of convertible securities of the Issuer)
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

(11)  Percent of Class Represented by Amount in Row (9):  11.1%
--------------------------------------------------------------------------------


(12)  Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------

Item 1(a).  Name Of Issuer:  DRS Technologies, Inc.
--------------------------------------------------------------------------------

Item 1(b).  Address   of  Issuer's  Principal  Executive Offices:  5 Sylvan Way,
            Parsippany, New Jersey 07054
--------------------------------------------------------------------------------

Item 2(a).  Name of Person Filing:  Palisade Capital Management, L.L.C.
--------------------------------------------------------------------------------

Item 2(b). Address of Principal Business Office or, if None, Residence: One Bridge Plaza, Suite 695, Fort Lee, NJ 07024
--------------------------------------------------------------------------------

Item 2(c).  Citizenship:  New Jersey
--------------------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:  Common Stock
--------------------------------------------------------------------------------

Item 2(e).  CUSIP No.:  252456405
--------------------------------------------------------------------------------

Item 3. If This Statement Is Filed Pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a

         (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b) [ ] Bank as defined  in section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) [X] An investment    adviser   in    accordance    with ss.240.13d-
1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         (a)      Amount Beneficially Owned (as of June 15, 1999):

                  1,025,251 (includes 71,751 shares issuable to the reporting person upon conversion of convertible securities of the Issuer)

         (b)      Percent of Class (as of June 15, 1999):

                  11.1% (assuming the issuance of the 71,751 shares to the reporting person upon conversion of convertible securities of the Issuer)

         (c)      Number of Shares as to which such person has:

                 (i)  sole power to vote or to direct the vote   1,025,251

                (ii)  shared power to vote or to direct the vote     --
                                                                 --------------

               (iii) sole power to dispose or to direct the disposition of 1,025,251

                (iv)  shared power to dispose or to direct the disposition of --


Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

          The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person's clients in accounts over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No other person's interest relates to more than five percent of the class. No client account contains more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   June 21, 1999
                                     (Date)



                                 /s/Steven E. Berman
                                   (Signature)



                                   Steven E. Berman/Member
                                  (Name/Title)


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)